UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)1

TALON INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title Class of Securities)

87484F108
(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
☒	Rule 13d-1(c)
Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87484F108	13G	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS
Larry Dyne

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)
3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
	5	SOLE VOTING POWER
NUMBER		6,557,697 (1)
OF SHARES	6	SHARED VOTING POWER
BENEFICIALLY		0
OWNED BY EACH	7	SOLE DISPOSITIVE POWER
REPORTING		6,557,697 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER
0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,557,697 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
7.1% (2)
12		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)

Includes (i) 1,210,000 shares of common stock reserved for issuance upon exercise of stock options which are exercisable within 60 days of December 31, 2013 and (ii) 305,447 shares that were issued to the reporting person in settlement of vested restricted stock units on January 30, 2014, net of shares that were retained by the Issuer in payment of taxes associated with the settlement.

(2)	Based on a total of 91,342,215 shares of the Issuer’s common stock issued and outstanding on December 31, 2013.

Item 1(a).	Name of Issuer:

Talon International, Inc.

Item1(b).	Address of Issuer's Principal Executive Offices:

21900 Burbank Blvd., Suite 270

Woodland Hills, California 91367

Item2(a).	Name of Person Filing:

Larry Dyne

Item2(b).	Address of Principal Business Office or, if None, Residence:

21900 Burbank Blvd., Suite 270

Woodland Hills, California 91367

Item2(c).	Citizenship:

United States of America

Item2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item2(e).	CUSIP Number:

87484F108

Item3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item4.	Ownership.

Included in rows 5 through 9 and 11 on page 2.

Item5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item8.	Identification and Classification of Members of the Group.

Not Applicable

Item9.	Notice of Dissolution of Group.

Not Applicable

Item10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2014
(Date)

/s/ Larry Dyne
(Signature)

LARRY DYNE
(NAME/TITLE)